

April 11, 2019

Andrew C. Richardson
Chief Financial Officer
iStar Inc.
1114 Avenue of the Americas, 39th Floor
New York, NY 10036

> **Re: iStar Inc.**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed February 26, 2019**
> **File No. 001-15371**

Dear Mr. Richardson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted Income, page 46

1.   We note your adjustment to add the impact from adoption of new accounting standards. Please tell us how you determined it was appropriate to include this adjustment to arrive at adjusted income, a non-GAAP measure used to measure your operating performance. In this regard, tell us how you determined this item relates to your operating performance for 2018.

Note 4 - Real Estate
Real Estate Available and Held For Sale, page 76

2.   We note your disclosure that you have been aggressively monetizing your operating properties during 2018. Within your earnings presentation for 2018, you reference that in the short term you seek to monetize $485 million of properties, many of which are

marketed for sale now. As of December 31, 2018, you have $22.6 million of real estate available and held for sale.   Please address the following:

- Please tell us how you determined that not all of the $485 million of properties referenced in your earnings presentation met the criteria to be classified as held for sale. Your response should address how you evaluated such properties and the facts and circumstances that prevented such properties from being categorized as held for sale. Reference is made to ASC 205-20.
- We note your disclosure that your operating properties are primarily part of your legacy portfolio; in light of your intent to monetize these assets, please tell us how you determined that your operating properties did not meet the conditions to be classified as discontinued operations. Reference is made to ASC 205-20.
- Please revise future filings to disclose your accounting policy for determining when properties meet the held for sale criteria.

Note 7 - Other Investments, page 84

3.   We note from your disclosure on page 86 regarding Net Lease Venture ("the Venture") that upon expiration of the investment period on June 30, 2018, you obtained control of the Venture through your unilateral rights of management and disposition of the assets. In contrast, we noted from your response dated September 23, 2015 that the Venture's partner "has substantive participating rights over all major decisions of the venture." Please describe to us the following with reference to ASC 810-10:

- The design and purpose of the Venture;
- The activities that most significantly impact the Venture's economic performance and whether/when those activities change over the life of the Venture;
- The instruments through which each party exercises power (i.e., the equity at risk or separate management agreement) over each of the activities identified above; and
- Whether you evaluate the Venture, which we understand to be an LLC, as a partnership or corporation and the basis for that determination.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wilson K. Lee, Senior Staff Accountant, at (301) 551 - 3468 or Jennifer Monick, Assistant Chief Accountant, at (202) 551 - 3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and

Commodities